

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

Via E-mail
Olga Chernetckaia
President and Chief Executive Officer
Azure Holding Group Corp.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

> **Re:** **Azure Holding Group Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 21, 2012**
> **File No. 333-184480**

Dear Ms. Chernetckaia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated December 12, 2012. Please revise your prospectus to further clarify that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering. In this regard, please delete the clause "until our shares are quoted on the OTC Bulletin Board" on the prospectus cover page, under "Offering Price" on page 5, and throughout the prospectus. Please also revise the language at the top of page 15 to clarify that the selling shareholders are underwriters in this offering and must comply with the enumerated conditions for the duration of the offering.

Description of Business, page 17

Overview, page 17

2. We note your response to comment 6 in our letter dated December 12, 2012 and we reissue this comment in part. Please revise the second paragraph of this section to attribute the annotated statement to the source to which you cite, and remove the specific citation, including the URL, as this is extraneous to your prospectus. For example, please include in the sentence in which you cite to the level of car ownership in Russia the fact that the source for this statement is a blog regarding the Russian car industry and include the name of such blog.

Market for Common Equity and Related Stockholder Matters, page 20

Rule 144 Shares, page 20

3. Please also disclose in this section that the ability of shareholders to rely on Rule 144 under the Securities Act of 1933, as amended, is also contingent upon the filing of "Form 10 information" with the Commission reflecting the fact that you no longer qualify as a shell company. Please refer to Rule 144(i)(2) under the Securities Act of 1933, as amended, and Item 5.06 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robyn Manual, Staff Accountant, at (202) 551-3823, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director